UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  November 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Trading Statement dated November 28, 2006


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: November 28, 2006                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: November 28, 2006                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary


                                                              28th November 2006
                                  BARCLAYS PLC
                                 TRADING UPDATE


"Our strategy of earn, invest and grow continues to deliver very strong profit growth. We expect full year 2006 results to be in line with current market consensus."
John Varley, Group Chief Executive

Business Commentary

UK Banking continued to perform strongly and the improvement in the cost:income ratio achieved in the first half was maintained. UK Retail Banking sustained the first half rate of income growth. The accelerated investment in the business continued. Improvements in capacity, propositions and service levels resulted in an increased share of net flow of new mortgages and savings. UK Business Banking performed well, with continued strong balance sheet growth.

In Barclaycard strong income growth, both internationally and in the UK, was more than offset by continued growth in impairment in the UK and by investment in the business. The rate of growth in impairment charges continued the trend of the first half, driven by a higher level of insolvencies. The flows of new arrears and levels of delinquent balances have stabilised.

International Retail and Commercial Banking - Absa continued to perform very well, driven by very strong growth in balances. Integration synergies are ahead of plan. Reported balances and earnings in Sterling will be affected by the weaker Rand. International Retail and Commercial Banking - excluding Absa performed well, reporting strong growth across its businesses, partly offset by higher costs arising from business development and from specific initiatives to increase our distribution networks in Portugal, Italy and India.

Excellent growth in income and profit at Barclays Capital was broadly spread across products and geographies. Income and profits for the third quarter were higher than those of the corresponding period in 2005, which was very strong. Headcount has risen since the half year reflecting continued business growth and the acquisition of HomEq, a mortgage servicing business in the US, which completed on 1st November 2006.

Barclays Global Investors continued its excellent performance. We continued to invest in people and infrastructure. Income growth exceeded expense growth for the nine months to the end of September, although by a smaller margin than in the first half.

Increased client funds and higher transactional income drove a strong performance in Barclays Wealth. We have made further investments in people and infrastructure to support future growth.

Capital

Our property portfolio disposals continued in the second half as anticipated and the gains are being substantially reinvested. We expect the disposal of our stake in FirstCaribbean to complete in 2006. We expect the year-end Tier 1 capital ratio to be slightly above our target of 7.25%.

2006 Outlook

Barclays expects 2006 results to be in line with the current market consensus.

                                    - ENDS -

Notes
 1. Key trends set out above, unless stated otherwise, relate to the nine months to 30th September 2006, and are compared to the corresponding nine months of 2005.
 2. Trends in income are expressed after the deduction of 'net claims and benefits on insurance contracts'.
 3. 'International Retail and Commercial Banking - Absa' refers to the total results for Absa Group Limited, excluding Absa Capital, consolidated into the results of Barclays PLC, translated into Sterling with adjustments for amortisation of intangible assets, certain head office adjustments, transfer pricing and minority interests.
 4. As at close of business 27th November 2006, the market consensus derived by Barclays Investor Relations for profit before tax was GBP6,990m, and for earnings per share was 69.6p.

Trading Update conference call and webcast details

The Group Finance Director's briefing will be available as a live conference call at 09.00 (GMT) on Tuesday, 28th November 2006. The telephone number for UK callers is 0845 301 4020 (+44 (0) 20 7663 4861 for all other locations), with the access code 'Barclays Trading Update'. The briefing will also be available as a live audio webcast on the Investor Relations website at: www.investorrelations.barclays.com and a recording will be posted on the website later.

Timetable
2006 Preliminary Results Announcement         Tuesday, 20th February 2007
Ex Dividend Date                              Wednesday, 7th March 2007
Dividend Record Date                          Friday, 9th March 2007
2007 Annual General Meeting                   Thursday, 26th April 2007
Dividend Payment Date                         Friday, 27th April 2007

All dates are provisional and subject to change.

For further information please contact

Investor Relations                     Media Relations
Mark Merson/James S Johnson            Jason Nisse/Alistair Smith
+44 (0) 20 7116 5752/2927              +44 (0) 20 7116 6223/6132

Forward-looking statements

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, progress in the integration of Absa into the Group's business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.